

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2023

Gary Pilnick
President
North America Cereal Co.
One Kellogg Square
Battle Creek, Michigan 49016

>   **Re: North America Cereal Co.**
>   **Amendment No. 1 to Draft Registration Statement on Form 10**
>   **Submitted June 16, 2023**
>   **CIK No. 0001959348**

Dear Gary Pilnick:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form 10 filed June 16, 2023

Summary Unaudited Pro Forma Financial Data, page 23

1.   We note that the "pro forma" amounts in the tables on page 24 appear to represent actual amounts reflected in your combined financial statements. Please revise your disclosure as necessary.

Our amended and restated certificate of incorporation will designate Delaware as the exclusive forum, page 51

2.   We note your response to prior comment 5. Please ensure your disclosure is consistent with the scope of the provision in Article 8 of your Amended and Restated Certificate of incorporation field as Exhibit 3.1.

Notes to Combined Financial Statements
Note 12 - Contingencies, page F-28

3.   We note that you received insurance recoveries related to a 2021 fire at one of your manufacturing facilities. Please tell us and disclose where you classified the insurance proceeds on your statements of cash flows. In doing so, clarify if the proceeds related to destruction of productive assets or to business interruption claims. See ASC 230-10-45-21B.

You may contact Ernest Greene at 202-551-3733 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing